SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)*

IMS Health Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

44970B109
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐  Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 44970B109	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
CPP Investment Board Private Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	5	SOLE VOTING POWER:
		0
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		46,456,461
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		0
	8	SHARED DISPOSITIVE POWER:

		46,456,461

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,456,461
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

14.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1) Based on a total of 328,591,772 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 27, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2015.

CUSIP No. 44970B109	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	5	SOLE VOTING POWER:
		0
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		46,456,461
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		0
	8	SHARED DISPOSITIVE POWER:

		46,456,461

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

46,456,461
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

14.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

FI

(1) Based on a total of 328,591,772 shares of Common Stock of the Issuer outstanding as of October 27, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2015.

CUSIP No. 44970B109	Page 4 of 6 Pages

Item 1(a).	Name of Issuer

IMS Health Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

83 Wooster Heights Road

Danbury, Connecticut 06810

Item 2(a).	Name of Person Filing

This Schedule 13G/A is being filed jointly by CPP Investment Board Private Holdings Inc. (“CPPIB-PHI”) and Canada Pension Plan Investment Board (“CPPIB” and each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed as an exhibit to the original Schedule 13G in accordance with Rule 13d-1(k)(1) under the Act.

CPPIB-PHI directly owns the shares of Common Stock of the Issuer. CPPIB-PHI is a wholly-owned subsidiary of CPPIB, thus CPPIB is an indirect beneficial owner of the securities.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is as follows:

One Queen Street East

Suite 2500

Toronto, Ontario

M5C 2W5

Canada

Item 2(c).	Citizenship

See Item 4 of each of the cover pages.

Item 2(d).	Title of Class of Securities

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e).	CUSIP Number

44970B109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 44970B109	Page 5 of 6 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Item 9 on each cover page.
(b)	Percent of Class: See Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on each cover page.

(ii)	shared power to vote or to direct the vote: See Item 6 on each cover page.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on each cover page.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

CPPIB-PHI has entered into an Amended and Restated Shareholders’ Agreement, dated as of April 9, 2014 (as further supplemented and amended, the “Shareholders Agreement”), with certain other holders (the “Holders”) of shares of Common Stock. Pursuant to the Shareholders Agreement, CPP Investment Board Private Holdings Inc. and the Holders have agreed to, among other things, vote their shares of Common Stock to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship between the Reporting Persons and the Holders as a result of the Shareholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own at December 31, 2015 (based on publicly available information) 176,279,996 shares of Common Stock held in the aggregate by the Reporting Persons and the Holders, or 53.6% of the total number of outstanding shares of Common Stock of the Issuer (based on a total of 328,591,772 shares of Common Stock outstanding as of October 27, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2015). Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Holders.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 44970B109	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016	CPP INVESTMENT BOARD PRIVATE HOLDINGS INC.

By: /s/ Patrice Walch-Watson
Name: Patrice Walch-Watson
Title: Senior Managing Director, General Counsel & Corporate Secretary

CANADA PENSION PLAN INVESTMENT BOARD

By: /s/ Patrice Walch-Watson
Name: Patrice Walch-Watson
Title: Senior Managing Director, General Counsel & Corporate Secretary